Sanofi-aventis confirms its intent to

reinforce its presence in the Russian Federation

via the “Pharmpolis Project”

- Signing to take place at the Franco-Russian Intergovernmental Seminar -

Paris, France - November 27, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today the signing of a Memorandum of Understanding with Prominvest, a fully owned subsidiary of the Russian State Corporation Rostekhnologii, confirming its intent to participate in the “Pharmpolis Project” using the new modern sanofi-aventis insulin factory located in Russia as a pilot initiative.

The document was signed by Mikhail Shelkov, General Director of LLC Prominvest and Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis, during the Franco-Russian Intergovernmental Seminar held in the Castle of Rambouillet, France, in the presence of Vladimir Putin, Prime Minister of the Russian Federation, and François Fillon, Prime Minister of France.

The “Pharmpolis Project” is part of the overall effort of the Russian Government to localize innovative drug manufacturers in Russia, to attract high technology platforms and to provide manufacturers with sufficient resources, effective business environment and proper supplier network to foster the expansion of the pharmaceutical market.

“Today represents an important milestone for sanofi-aventis in its commitment and collaboration with the Russian Federation,” declared Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “We want to create a situation in which patients suffering from severe conditions, such as diabetes, are diagnosed and treated as early as possible and have access to innovative drugs at affordable prices. The manufacturing of insulin locally will be a major step towards achieving this goal.”

“Diabetes is one of the Russian Federation’s three major public health priorities, with high mortality rates and affecting 2.5 million diagnosed Type 2 diabetes patients, according to the Russian National Diabetes Registry,” declared S.V. Chemezov, General Director of the State Corporation Rostekhnologii. “If undiagnosed cases are taken into account, this figure is estimated to be around 10 million people. Our aim is to fully satisfy Russia’s market demand for insulin and to do all our best to fight against such dangerous and socially important disease, as diabetes”.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit : www.sanofi-aventis.com

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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